Exhibit 21.1

Subsidiaries of FS Energy and Power Fund

Name of Subsidiary	State of Incorporation or Organization
EP Altus Investments, LLC	Delaware
EP Northern Investments, LLC	Delaware
FS Power Investments, LLC	Delaware
FSEP Investments, Inc.	Delaware
FS Power Investments II, LLC	Delaware